

October 5, 2010

Mr. Tom Anderson
President, Chief Executive Officer and Chief Financial Officer
Novint Technologies, Inc.
4601 Paradise Blvd., NW, Suite B
Albuquerque, NM 87114

>   **Re: Novint Technologies, Inc.**
>   **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
>   **Filed April 23, 2009**
>   **File No. 000-51783**

Dear Mr. Anderson:

We have reviewed your letter dated August 31, 2010 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 17, 2010.

Note 2 – Summary of Significant Accounting Policies

Intangible Assets, page F-8

1.   We note in your response to prior comment 2 that you believe there is no basis to review your license agreements for impairment because there are "no sales or lack thereof with these games available to base such impairment analysis." Please clarify whether you tested your intangible assets for impairment during 2008 or 2009 and provide us with the following additional information:

   - Your response to comment 1 indicates that "overall the larger portion of [your] developing revenue stream is in [your] special projects offerings" and that "product sales were not as high as expected". Tell us whether these statements are an indication that you plan to shift your focus toward project offerings and how these

> factors impact your impairment assessment during 2008 and during the nine months ended September 30, 2009.
>
> - We note that you based your decision not to impair your intangible assets upon your belief that once "these software titles are released [your] sales will significantly increase." Please provide the key assumptions used in your analysis, including revenue and cost of sales growth rates for the subsequent 3 years.
> - To the extent that you did not test your intangible assets for impairment during 2008 or the nine months ended September 30, 2009, please tell us how you considered paragraph 8 of SFAS 144, particularly in light of the fact that you determined that your hardware was not properly priced for the current market.

Note 4 – Prepaid Expenses, page F-13

2.   We note in your response to prior comment 3 that the prepaid royalty expenses represent guaranteed minimum payments to third party software companies. We further note that the amortization of these prepayments is based upon the number of games sold. Please provide us with the following additional information:

- Advise whether the guaranteed minimum payments stipulated in your agreements are monthly, quarterly or annual requirements. In the event that the agreements include any such time-based guaranteed minimum payments, tell us how you considered recognizing expense on a monthly, quarterly or annual basis.
- Confirm whether any of the prepayments will be refunded to the extent that sales do not reach the levels anticipated in the agreement.
- Your disclosure on page F-13 indicates that you separate your prepaid royalty expenses between current and long term assets. Describe how you make that distinction in light of your lack of sales experience as well as your consideration of Chapter 3 of Accounting Research Bulletin 43.
- Confirm that you will provide enhanced disclosure of these arrangements in future filings, including details regarding the guaranteed payment requirements and the existence of any potential refund options as discussed above.

        You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                            Sincerely,

                                            Patrick Gilmore
                                            Accounting Branch Chief